19 October 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

02015203

Attention — Office of International Corporate Finance, Division of Corporation Finance

Re — David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

SUPPL

Dividend Reinvestment Plan
4 cents per share, fully franked, dividend payable 2 November 2001

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Very truly yours,
DAVID JONES LIMITED

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

19 October 2001

The Manager Companies
Australian Stock Exchange Limited
11th Floor
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Dividend Reinvestment Plan
4 cents per share, fully franked dividend payable 2 November 2001

We advise the issue price for the shares to be issued under the Dividend Reinvestment Plan on 2 November 2001 is $1.055 per share.

Yours faithfully
DAVID JONES LIMITED



JOHN A. SIMMONDS
COMPANY SECRETARY